Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

November 22, 2011

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Re:         Moduslink Global Solutions, Inc. (the “Company”)
Revised Preliminary Proxy Statement
Filed by Peerless Systems Corporation et al.
Filed on November 15, 2011
File No. 1-35319

Dear Ms. Kim:

Reference is made to the Revised Preliminary Proxy Statement (“RPPS”) filed on November 15, 2011 with the Securities and Exchange Commission (the “Commission”) by Peerless Systems Corporation, Timothy E. Brog and Jeffrey S. Wald (collectively, the “Peerless Group”), in connection with the Peerless Group’s solicitation of proxies from the stockholders of the Company for use at its 2011 Annual Meeting of Stockholders.

As discussed on the telephone earlier today, submitted for your review is (i) a memorandum, attached as Annex A hereto, setting forth Peerless’ responses to your comments made by letter dated November 17, 2011 and (ii) four pages that have been marked to show changes from the RPPS.  For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

PEERLESS SYSTEMS CORPORATION

By:
Timothy Brog
Chief Executive Officer and General Counsel

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Peerless Systems Corporation 300 Atlantic St., Suite 301 Stamford, CT 06901

Annex A

Peerless’ Responses to Comments
Transmitted by Letter dated November 17, 2011

Preliminary Proxy Statement

Background of the Proxy Solicitation, page 10

1.
We note your response to comment one in our letter dated November 2, 2011; however, we reissue that part of our comment asking you to describe the material details of any discussions.  Please revise to describe the substance of the discussions on October 6 and November 5, 2011.  Please also continue to update this section.

The requested disclosure has been made on pages 10 and 11.

Additional Information, page 16

2.
We note your response to comment three in our letter dated November 2, 2011.  Because Mr. Brog is Chairman and CEO and Mr. Wald is a director of Peerless, each appears to beneficially own the shares of ModusLink held by Peerless.  Refer to Rule 13d-3.  Please revise to disclose each nominee’s beneficial ownership in ModusLink.  Refer to Item 5(b)(1)(iv) of Schedule 14A.

The requested disclosure has been made on page 17.

Form of Proxy

3.
We note your response to comment 11 in our letter dated November 2, 2011; however, we reissue our comment.  Please revise to add that the proxy is not being solicited on behalf of the registrant’s board of directors.

The requested disclosure has been made on page 23.

4.
We note that the “proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.”  Please revise to omit the phrase “the sooner of one year from the date indicated on the reverse side” since it appears to be inconsistent with Rule 14a-4(d)(2) and (3).

The disclosure has been revised on page 23.

BACKGROUND OF THE PROXY SOLICITATION

On three separate occasions in early September 2011, Mr. Timothy Brog called Mr. Joseph Lawler, a director and Chief Executive Officer of the Company to discuss his views on ModusLink's operations, corporate governance and how to enhance shareholder value. According to Mr. Lawler's assistant he was not available each time and Mr. Brog left a message each time requesting that Mr. Lawler please call him. Mr. Lawler never returned any of the telephone calls.

On September 8, 2011, Peerless submitted a letter ("the Nomination Letter") to the Company's corporate secretary, in full compliance with the Company's Restated Amended and Restated By-Laws on March 2, 2011, notifying of its intent to nominate Timothy E. Brog and Jeffrey S. Wald, at the Company's 2011 Annual Meeting of Shareholders (the "Meeting") to stand for election to the ModusLink Board and its intent to present a non-binding stockholder proposal recommending that the Board amend the Company's certificate of incorporation and the Bylaws to eliminate the Company's classified Board.

On September 9, 2011, Mr. Brog received a telephone call from Robert Joyce, the Company's director of investor relations, to confirm receipt of Peerless' Nomination Letter.

On September 13, 2011, Mr. Brog left a telephone message for Joseph C. Lawler.

On September 15, 2011, Mr. Brog received a telephone call from Mr. Joyce. Mr. Joyce offered to schedule a telephone call between Mr. Brog and Steven G. Crane, Chief Financial Officer of the Company, and Mr. Joyce. Mr. Brog declined the offer and requested again to have a telephone call or a meeting with Mr. Lawler. Mr. Joyce stated that Mr. Lawler would not be available to speak with Mr. Brog until September 28, 2011, approximately two weeks later.

On September 20, 2011, Peerless received a letter from Latham & Watkins LLP ("Latham & Watkins"), a large national law firm and the Company's legal counsel, in response to its notice of intent to nominate directors requesting that Peerless confirm whether it and Raging Capital or LCV Capital Management were party to any agreements, arrangements or understandings, whether written or oral.

On September 26, 2011, Peerless sent a letter to the Company's Board of Directors and Latham and Watkins in response to the Company's letter of September 20, 2011confirming that Peerless was not acting as part of or on behalf of a "group", as such term is defined in Section 13(d) of the Securities and Exchange Act of 1934. However, Peerless reserved the right in the future to form a group. Furthermore, Peerless had no agreements, arrangements or understandings, whether written or oral, with certain other Company stockholders, but Peerless reserved the right in the future to enter into an agreement, arrangement or understanding, whether written or oral, with other Company stockholders. Peerless also stated that it believed that its addressed all of the Company's concerns completely and in good faith and is ready, willing and able to address any legitimate concerns or questions which the Company may have relating to its Nomination Letter.

On September 28, 2011, Mr. Brog spoke with Mr. Joyce by telephone to schedule a meeting with Mr. Lawler and other members of the Company's management team. Mr. Joyce informed Mr. Brog that if he travelled to Waltham, Massachusetts, Mr. Lawler could "slot him in for an hour."

On September 29, 2011, Peerless issued a press release announcing its intention to nominate directors at the 2011 Meeting.

On October 3, 2011, Peerless sent the Company a letter requesting stockholder information pursuant to Section 220 of the Delaware General Corporation Law.

On October 6, 2011, Mr. Brog and Andrew Kule, a Peerless employee, travelled to Waltham, Massachusetts and met with Joseph Lawler, Stephen Crane, Chief Financial Officer of the Company, Mr. Joyce and Peter Gray, General Counsel of the Company for approximately 40 minutes. Mr. Brog discussed with ModusLink, among other things, his belief that the financial performance of the Company has been disastrous, the Company wasted $85 million of shareholder's capital on three recent acquisitions, that had subsequently seen significant asset write-downs, and that the Company spent more money on the implementation of its ERP system than the enterprise value of the entire Company.

On October 10, 2011 Peerless received a letter from the Company's legal counsel in response to its request for stockholder information pursuant to Section 220 of the Delaware General Corporation Law.

On October 11, 2011, Mr. Brog was informed by Mr. Gray via email that the Company's Nominating and Corporate Governance Committee would like to interview the Peerless Nominees. Mr. Brog sent an email to Mr. Gray respectfully declining the request for an interview of the Nominees since Mr. Brog believed it was disingenuous and that the Nominating Committee has no intention of nominating the Peerless Nominees. Rather, Mr. Brog informed the Company that this request is merely a tactic intended to elevate the Company to a purported higher moral ground by demonstrating that it had rejected the Peerless Nominees after due consideration under its nominating procedures. Mr. Brog reminded the Company that it is ironic, that the same Board members, who have overseen a chronic decline, in excess of 94%, in the enterprise value of the Company and a 74% decline in its stock price, during their tenure from July 31, 2006 through September 28th 2011, are proposing to judge the Nominees on their qualifications. Mr. Brog stated that the Peerless Nominees would welcome the opportunity to meet with ALL the independent directors of the Company so it can share its thoughts on the operations of the Company's business as well as other non-operating issues.

On October 17, 2011, Mr. Brog called Mr. Gray to discuss terms on which the parties could resolve the proxy contest.

Between October 24, 2011 and November 4, 2011, Peerless and the Company engaged in multiple conversations regarding their respective views on what terms under which Peerless might reach a favorable settlement that would benefit ALL of the Company's shareholders.

On November 5, 2011, Mr. Brog and Mr. Wald met with Company's directors Michael Mardy, Joseph O'Donnell and Edward Lucente in Newark, NJ to discuss Mr. Brog and Mr. Wald's views regarding the Company. Mr. Brog stated that the Company's management has not been held accountable for poor allocation of stockholder money through ill-conceived acquisitions and capital expenditures that have not earned a return on investment, coupled with their inability to turnaround the business as indicated by declining operating trends in fiscal years 2006 through 2011.

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On November 14, 2011, Mr. Brog and Mr. Kule agreed to the Company's request to meet with Mr. Gray and Latham & Watkins at its New York office in good faith with our desire of reaching a settlement to the proxy contest. To our dismay and shock, instead of using this meeting productively to reach a settlement, Latham & Watkins simply tried to intimidate Peerless and Mr. Brog and just threatened Peerless and Mr. Brog with frivolous lawsuits and no credible settlement offer was ever made. Peerless stated that it was deeply concerned that the Company continues to waste time and stockholder's money to entrench themselves.

PROPOSAL 1

ELECTION OF DIRECTORS

Peerless is seeking your support at the Annual Meeting to elect Timothy Brog and Jeffrey Wald, our Nominees, in opposition to the two ModusLink director nominees for the election of two Class III directors to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. The Board is currently composed of eight directors, of which two are up for re-election at the Company's 2011 Annual Meeting. We are seeking your support at the Annual Meeting to elect Timothy Brog and Jeffrey Wald, the Peerless Nominees, in opposition to the two ModusLink director nominees.

Peerless Nominees

Peerless has nominated Timothy Brog and Jeffrey Wald, both highly qualified nominees, who, if elected, will exercise their independent judgment in accordance with their fiduciary duties as directors in all matters that come before the Board. Timothy Brog or Jeffrey Wald, Peerless' Nominees, do not have any material relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. They therefore are independent under the Nasdaq Global Market's rules on board independence. They are neither employees of ModusLink, nor are they former employees of ModusLink. They also do not have any personal or business relationships with ModusLink or any current Board member. The Peerless Nominees would seek to maximize value for ALL stockholders. If elected, and subject to their fiduciary duties as directors, the Peerless Nominees would have the ability to work with the other members of the Board to take those steps that they deem are necessary or advisable to unlock the Company's intrinsic value.

Set forth below are the age, business address, present principal occupation, employment history and directorships of companies for Timothy Brog and Jeffrey Wald for the past five years. This information has been furnished to Peerless by its Nominees. The Peerless Nominees are citizens of the United States of America. The Peerless Nominees have been nominated by Peerless in accordance with the Company's advance notice provision set forth in its By-Laws.

Timothy E. Brog, age 47, has been the Chairman of the Peerless Board of Directors since June 2008, Chief Executive Officer since August 2010 and a director of Peerless since July 2007. Mr. Brog was the Managing Director of Locksmith Capital Management LLC, the portfolio manager to Locksmith Value Opportunity Fund LP, a private investment partnership, from September 2007 to August 2010 and the Managing Director of E2 Investment Partners LLC, a special purpose vehicle to invest in Peerless, from March 2007 to July 2008. Mr. Brog was President of Pembridge Capital Management LLC, the portfolio manager of Pembridge Value Opportunity Fund LP, a deep value activist hedge fund, from June 2004 to September 2007. Mr. Brog was the Managing Director of The Edward Andrews Group Inc., a boutique investment bank from 1996 to 2007. From 1989 to 1995, Mr. Brog was a corporate finance and mergers and acquisitions associate of the law firm Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brog received a J.D. from Fordham University School of Law in 1989 and a B.A. from Tufts University in 1986. Mr. Brog is also a Director of Eco-Bat Technologies Limited, the world's largest producer of lead and lead alloys. Mr. Brog's operational, legal, investment banking and value investment experience position him well to serve as a director of the Company if elected.

Jeffrey S. Wald, age 37, has been a director of Peerless since June 2010. Since May 2010, Mr. Wald has been the Chief Operating Officer and Chief Financial Officer of Work Market, Inc., a labor resource platform that enables an on demand work force that he co-founded. Mr. Wald was a consultant to Peerless from December 2008 until October 2010, advising the Company on a day-to-day basis regarding sourcing and executing potential acquisitions. From May 2008 to December 2008, Mr. Wald was a Managing Director at Barington Capital Group, L.P. an activist hedge fund manager, where he initiated investments and managed Barington's portfolio of investments. From March 2007 through May 2008, Mr. Wald was the Chief Operating Officer and Chief Financial Officer of Spinback, Inc., an internet commerce company he co-founded. From January 2003 to March 2007, Mr. Wald was a Vice President at The GlenRock Group, a private equity firm which invests in undervalued, middle market companies as well as emerging and early stage companies. Earlier in his career, Mr. Wald held positions in the mergers and acquisitions department at J.P. Morgan Chase & Co. Mr. Wald received an MBA from Harvard University and an M.S and B.S. from Cornell University. Mr. Wald is a director of Sielox, Inc., which develops, designs and distributes security solution products. Mr. Wald has substantial experience in the area of venture capital, technology, principal investing and operations.

There is no assurance that any of the candidates who have been nominated by the Company will serve as a director if a Peerless Nominee is elected. Peerless does not expect that the Peerless Nominees will be unable to stand for election, but in the event that such person is unable to serve or, for good cause, will not serve, the shares represented by the enclosed GOLD proxy card will be voted for substitute nominees to the extent permitted by the Company's By-Laws and applicable law. In addition, Peerless reserves the right to nominate substitute persons if ModusLink makes or announces any changes to its Amended and Restated By-Laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Peerless Nominees. In such cases, Peerless will disseminate a supplement to this proxy statement and a revised proxy card that (i) identifies the substitute nominees, (ii) states that such substitute nominees have consented to being named in the supplement and to serve if elected, (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such substitute nominees, and (iv) will otherwise comply with any applicable provisions under the Company's By-Laws and SEC rules and regulations. In any such cases, shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominees. Peerless reserves the right to nominate additional persons if ModusLink increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Peerless that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company's corporate machinery.

WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF TIMOTHY BROG AND JEFFREY WALD, THE PEERLESS NOMINEES, ON THE ENCLOSED GOLD PROXY CARD.

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Additional Information

The principal business address of Peerless is 300 Atlantic Street, Suite 301, Stamford, CT 06901. The principal business address of the Peerless Nominees are:

Timothy Brog, 300 Atlantic Street, Suite 301, Stamford, CT 06901
Jeffrey Wald, 20 West 20th Street, New York, NY 10011

As of the date hereof, Peerless owns 1,059,528 shares of Common Stock, representing approximately 2.4% of the outstanding shares. Peerless is the record owner of 100 shares of Common Stock and the beneficial owner of 1,059,428 shares of Common Stock. Neither Mr. Brog nor Mr. Wald directly owns any shares of the Company. Due to their respective positions with Peerless, Mr. Brog and Mr. Wald may be deemed to indirectly beneficially own an aggregate of 1,059,528 shares of ModusLink Common Stock. Each of the Nominees specifically disclaims beneficial ownership of such shares of Common Stock owned by Peerless.

For information regarding purchases and sales of securities of ModusLink during the past two years by Peerless and the Peerless Nominees see Schedule I.

Peerless reserves the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

Peerless may from time-to-time determine to acquire additional securities of ModusLink, dispose of any or all securities of ModusLink, or seek to acquire a controlling interest in ModusLink through a merger, acquisition, tender offer, or other similar transaction, each to the extent deemed advisable by Peerless in light of its general investment policies, market conditions, subsequent developments affecting ModusLink and the general business and future prospects of ModusLink.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of ModusLink; (iii) no participant in this solicitation owns any securities of ModusLink which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of ModusLink during the past two years; (v) no part of the purchase price or market value of the securities of ModusLink owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of ModusLink, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of ModusLink; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of ModusLink; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of ModusLink's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which ModusLink or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by ModusLink or its affiliates, or with respect to any future transactions to which ModusLink or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Peerless Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

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PRELIMINARY DRAFT SUBJECT TO COMPLETION

MODUSLINK GLOBAL SOLUTIONS INC.

2011 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PEERLESS

THE BOARD OF DIRECTORS OF MODUSLINK
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints Timothy Brog, Jeffrey Wald and Andrew Kule, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of ModusLink Global Solutions, Inc. ("ModusLink" or the "Company"), which the undersigned would be entitled to vote if personally present at the 2011 Annual Meeting of Stockholders of the Company scheduled to be held at 1601 Trapelo Road, Suite 170, Waltham, Massachusetts 02451, on January 20, 2012 at 9:00 a.m. local time, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Peerless a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" PROPOSALS 1 AND 6, "AGAINST" PROPOSAL 2 AND "ONE YEAR" FOR PROPOSAL 3. IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSALS 4 AND 5, THIS PROXY WILL NOT BE VOTED ON SUCH PROPOSALS.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

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